Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           $5,300,000 cash received on exercise of warrants

           TORONTO, May 15 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce that all of the warrants subject to the accelerated expiry date of
May 10, 2006 and with a strike price of $0.65 each have been exercised.
Goldbelt received $5,369,640 cash and issued 8,260,985 common shares of the
Company.
           Collin Ellison, President and CEO said, "This infusion of cash into the
Company will fund a number of strategic activities for Goldbelt, which include a new 35,000 meter drill program to expand the resource base at Inata and the other Belahouro projects for the proposed 2.0M tonnes per year integrated mining and processing project and the development of the Inata Project
Feasibility Study which is scheduled for completion in the 4th Quarter of
2006. Goldbelt will also be advancing its exploration program on its Hounde area licenses located in southwestern Burkina Faso. The additional funds will also provide for general working capital needs."

           Goldbelt Resources Ltd. is a Canadian resource company focused on exploring and developing known gold prospects in Burkina Faso.

           GOLDBELT RESOURCES LTD.

           Per: "Collin Ellison"
           Collin Ellison, President and CEO

           The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect"
and similar expressions are intended to identify forward-looking statements.
           Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms;
changes in planned work resulting from logistical, technical or other factors;
the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
           The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.
           %SEDAR: 00004199E          %CIK: 0001013785

           /For further information: please visit the Company's website at
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email to
lsandilands(at)goldbeltresources.com./
           (GLD. GLDDF)

CO:  Goldbelt Resources Ltd.

CNW 13:53e 15-MAY-06